SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, DC 20005 +1 202 736 8000 +1 202 736 8711 FAX
+1 202 736 8387 SBARROS@SIDLEY.COM
AMERICA • ASIA PACIFIC • EUROPE

November 1, 2024

VIA EDGAR CORRESPONDENCE

Ms. Melissa Gilmore

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4628

100 F Street, N.E.

Washington, DC 20549-4628

Re:	Darling Ingredients Inc.

Form 10-K for the Fiscal Year Ended December 30, 2023

Filed February 28, 2024

Form 8-K Furnished July 25, 2024

File No. 001-13323

Dear Ms. Gilmore:

On behalf of Darling Ingredients Inc., a Delaware corporation (the “Company”), we are submitting the following responses to the SEC Staff’s comments made in its letter of October 21, 2024 (the “Comment Letter”) addressed to the Company in connection with the Company’s Form 10-K filed on February 28, 2024 (the “2023 Form 10-K”), and the Company’s Form 8-K furnished on July 25, 2024 (the “Form 8-K”).

For convenience, the Staff’s comments have been reproduced in bold text in this letter with the Company’s responses thereto below each corresponding comment.

Form 10-K for the Fiscal Year Ended December 30, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financing, Liquidity, and Capital Resources Indebtedness, page 62

1. We note your disclosure on page 64 that certain debt is guaranteed by Darling and certain of Darling’s subsidiaries, but the summarized financial information pursuant to Rule 13-01(a)(4) of Regulation S-X has been omitted. Please tell us your consideration for providing such summarized financial information or explain to us and disclose in future filings if you meet any of the conditions pursuant to Rule 13- 01(a)(4)(vi) of Regulation S-X.

Historically, the Company had publicly registered notes which required footnote disclosures pursuant to Rule 3-10 of Regulation S-X. In fiscal year 2019, the Company’s publicly registered notes were paid off leaving the Company only with notes that were privately issued pursuant to Rule 144A and thus were not required to be registered. While not required, the Company disclosed summarized financial information pursuant to Rule 13-01(a)(4) of Regulation S-X in its Form 10-K through fiscal year 2021. Starting in fiscal year 2022, since the Company’s only remaining notes were privately issued pursuant to Rule 144A, the summarized financial information pursuant to Rule 13-01(a)(4) of Regulation S-X has been omitted from our disclosures.

Form 10-K for the Fiscal Year Ended December 30, 2023

Consolidated Statements of Operations, page 82

2. Please revise future filings to indicate on the face of the statement of operations parenthetically that cost of sales excludes depreciation and amortization. Refer to SAB Topic 11.B for guidance. Additionally, consider disclosing the types of expenses that you include in the cost of sales and operating expenses line item and the types of expenses that you include in the selling, general and administrative expenses line item within your MD&A discussion.

As requested by the Staff, the Company revised its presentation on the face of the Statement of Operations in its Q3 2024 Press Release furnished as Exhibit 99.1 to the Company’s Form 8-K filed on October 24, 2024 and plans to revise its presentation on the face of the Statement of Operations in its Q3 2024 10-Q expected to be filed on November 6, 2024, as well as all future filings, to parenthetically disclose that cost of sales and other operating expenses excludes depreciation and amortization as presented below:

	Three Months Ended		Nine Months Ended
	September 28, 2024	September 30, 2023	September 28, 2024	September 30, 2023
Cost of sales and operating expenses (excludes depreciation and amortization, shown separately below)	1,108,319	1,238,733	3,353,406	3,965,408

An example of how this presentation would have looked on the face of the Company’s Statement of Operations in its most recently filed Form 10-K for the fiscal year ended December 30, 2023 is presented below:

DARLING INGREDIENTS INC. AND SUBSIDIARIES

Consolidated Statement of Operations

Three years ended December 30, 2023

(In thousands, except per share data)

	December 30, 2023	December 31, 2022	January 1, 2021
Cost of sales and operating expenses (excludes depreciation and amortization, shown separately below)	5,143,060	5,002,609	3,499,385

As requested by the Staff, the Company also plans to revise its presentation within its MD&A discussion section in its Q3 2024 10-Q expected to be filed on November 6, 2024, as well as all future filings, to disclose the types of expenses that it includes in the cost of sales and operating expenses line item and the types of expenses it includes in the selling, general and administrative expenses line item below its quarterly and year-to-date segment table presentation as presented below:

(1)	Cost of sales and operating expenses includes the cost of raw materials, collection costs of the raw materials and factory expenses including direct labor.

(2)

Selling, general and administrative expenses include payroll related costs including incentive pay and stock compensation, insurance related costs, professional fees, IT related costs, travel costs and other costs.

Form 10-K for the Fiscal Year Ended December 30, 2023

Note 23. Related Party Transactions, page 133

3. We note your related party transaction disclosures related to sales to the DGD Joint Venture. Please identify on the face of your consolidated statements of operations the amounts of the related party transactions and balances in future filings pursuant to Rule 4-08(k) of Regulation S-X.

As requested by the Staff, the Company revised its presentation on the face of the Statement of Operations in its Q3 2024 Press Release furnished as Exhibit 99.1 to the Company’s Form 8-K filed on October 24, 2024 and plans to revise its presentation on the face of the Statement of Operations in its Q3 2024 10-Q expected to be filed on November 6, 2024, as well as all future filings, to disclose the amount of related party sales to Diamond Green Diesel pursuant to Rule 4-08(k) of Regulation S-X as presented below:

	Three Months Ended		Nine Months Ended
	September 28, 2024	September 30, 2023	September 28, 2024	September 30, 2023
Net sales to third parties	$1,157,075	$1,348,602	$3,551,392	$4,233,769
Net sales to related party - Diamond Green Diesel	264,816	276,602	746,090	940,228

Total net sales	1,421,891	1,625,204	4,297,482	5,173,997

An example of how this presentation would have looked on the face of the Company’s Statement of Operations in its most recently filed Form 10-K for the fiscal year ended December 30, 2023 is presented below:

DARLING INGREDIENTS INC. AND SUBSIDIARIES

Consolidated Statement of Operations

Three years ended December 30, 2023

(In thousands, except per share data)

	December 30, 2023	December 31, 2022	January 1, 2021
Net sales to third parties	$5,460,259	$5,390,707	$4,219,714
Net sales to related party - Diamond Green Diesel	1,327,821	1,141,497	521,655

Total net sales	6,788,080	6,532,204	4,741,369

Form 8-K Furnished July 25, 2024

Exhibit 99.1, page 1

4. We note you present Segment EBITDA and Combined adjusted EBITDA for each segment in the press release. We also note your disclosure of segment income on a consolidated basis. Please note a segment measure of profitability not considered your measure of profitability under ASC 280 is considered a non-GAAP financial measure and subject to the guidance in Item 10(e) of Regulation S-K. In this regard, please reconcile the differences between the non-GAAP financial measures and the comparable GAAP measure, tell us how management uses these measures, and revise to disclose why management believes these measures are useful to investors. Refer to Item 10(e)(1)(i)(B) of Regulation S-X and Question 103.02 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

As requested by the Staff, the Company will revise its earnings press releases beginning with its Q4 2024 release to provide tables that reconcile the difference between non-GAAP financial measures and the comparable GAAP measures as they relate to Segment Adjusted EBITDA and Combined Adjusted EBITDA for each segment. Since this change will not be implemented until the Q4 2024 release, the Company prepared a reconciliation table related to its Q2 2024 segment tables as an example of such a presentation that it plans to utilize in its Q4 2024 press release as presented below:

Darling Ingredients Inc.

Segment Financial Tables

(in thousands, unaudited)

	Feed Ingredients	Food Ingredients	Fuel Ingredients	Corporate	Total
Three Months Ended June 29, 2024
Total net sales	$934,147	$378,841	$142,304	$—	$1,455,292
Cost of sales and operating expenses	737,871	276,760	113,790	—	1,128,421

Gross margin	196,276	102,081	28,514	—	326,871

Loss (gain) on sale of assets	205	37	(20)	—	222
Selling, general and administrative expenses	74,015	28,844	8,409	18,463	129,731
Restructuring and asset impairment charges	—	—	—	—	—
Acquisition and integration costs	—	—	—	1130	1,130
Change in fair value of contingent consideration	(33,122)	—	—	—	(33,122)
Depreciation and amortization	86,444	27,372	8,723	2,066	124,605
Equity in net income of Diamond Green Diesel	—	—	44,197	—	44,197
Segment operating income/(loss)	$68,734	$45,828	$55,599	$(21,659)	$148,502
Equity in net income of other unconsolidated subsidiaries	3017	—	—	—	3,017

Segment income/(loss)	$71,751	$45,828	$55,599	$(21,659)	$151,519

Reconciliation of Segment income/(loss) to (Non-GAAP) Segment Adjusted EBITDA and (Non-GAAP) Combined Adjusted EBITDA:
Segment income/(loss)	$71,751	$45,828	$55,599	$(21,659)	151,519
Acquisition and integration costs	—	—	—	1130	1,130
Change in fair value of contingent consideration	(33,122)	—	—	—	(33,122)
Depreciation and amortization	86,444	27,372	8,723	2,066	124,605
Equity in net income of Diamond Green Diesel	—	—	(44,197)	—	(44,197)
Equity in net income of other unconsolidated subsidiaries	(3017)	—	—	—	(3,017)

Segment Adjusted EBITDA (Non-GAAP)	$122,056	$73,200	$20,125	$(18,463)	$196,918
DGD Adjusted EBITDA (Darling’s Share) (Non-GAAP)	—	—	76,642	—	76,642

Combined Adjusted EBITDA (Non-GAAP)	$122,056	$73,200	$96,767	$(18,463)	$273,560

•	See calculation of DGD Adjusted EBITDA below the DGD Statement of Operations

Diamond Green Diesel Joint Venture

Operating Financial Results

For the Three and Six Months Ended June 30, 2024 and June 30, 2023

(in thousands, unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2024	June 30, 2023	$ Change Favorable (Unfavorable)	June 30, 2024	June 30, 2023	$ Change Favorable (Unfavorable)
Revenues:
Operating revenues	$1,184,076	$2,246,111	$(1,062,035)	$2,595,191	$3,926,161	$(1,330,970)
Expenses:
Total costs and expenses less lower of cost or market inventory valuation adjustment and depreciation, amortization and accretion expense	1,014,927	1,751,315	736,388	2,174,283	3,172,719	998,436
Lower of cost or market (LCM) inventory valuation adjustment	15,866	—	(15,866)	37,504	—	(37,504)
Depreciation, amortization and accretion expense	61,910	58,315	(3,595)	127,200	116,922	(10,278)

Total costs and expenses	1,092,703	1,809,630	716,927	2,338,987	3,289,641	950,654
Operating income	91,373	436,481	(345,108)	256,204	636,520	(380,316)

Other income	6,058	2,121	3,937	9,278	4,162	5,116
Interest and debt expense, net	(9,037)	(12,674)	3,637	(20,279)	(26,080)	5,801

Income before income tax expense	88,394	425,928	(337,534)	245,203	614,602	(369,399)
Income tax benefit	—	—	—	(29)	—	29

Net income	$88,394	$425,928	$(337,534)	$245,232	$614,602	$(369,370)

Reconciliation of DGD operating income to (Non-GAAP) DGD Adjusted EBITDA:
Operating income	$91,373	$436,481	$(345,108)	$256,204	$636,520	$(380,316)
Depreciation, amortization and accretion expense	61,910	58,315	(3,595)	127,200	116,922	(10,278)

DGD Adjusted EBITDA	153,283	494,796	341,513	383,404	753,442	370,038
Darling’s Share 50%	50%	50%		50%	50%

DGD Adjusted EBITDA (Darling’s Share)	$76,642	$247,398	$170,757	$191,702	$376,721	$185,019

Additionally, the Company plans to disclose how management uses non-GAAP measures and will disclose why management believes these measures are useful to investors as outlined below:

Segment Adjusted EBITDA is not a recognized accounting measurement under GAAP; it should not be considered as an alternative to segment income (loss), as a measure of operating results, or as an alternative to cash flow as a measure of liquidity. It is presented here not as an alternative to segment income (loss), but rather as a measure of the segment’s operating performance. Segment Adjusted EBITDA consists of segment income (loss), less equity in net income from unconsolidated subsidiaries, less equity in net income of Diamond Green Diesel, plus depreciation and amortization, acquisition and integration costs, restructuring and asset impairment charges and the change in fair value of contingent consideration. Management believes that Segment Adjusted EBITDA is useful in evaluating the segment’s operating performance because the calculation of Segment Adjusted EBITDA generally eliminates non-cash and certain other items for reasons unrelated to overall operating performance and also believes this information is useful to investors.

Adjusted EBITDA is not a recognized accounting measurement under GAAP; it should not be considered as an alternative to net income, as a measure of operating results, or as an alternative to cash flow as a measure of liquidity. It is presented here not as an alternative to net income, but rather as a measure of the Company’s operating performance. Since EBITDA (generally, net income plus interest expense, taxes, depreciation and amortization) is not calculated identically by all companies, the presentation in this report may not be comparable to EBITDA or Adjusted EBITDA presentations disclosed by other companies. Adjusted EBITDA is calculated above and represents for any relevant period, net income/(loss) plus depreciation and amortization, restructuring and asset impairment charges, acquisition and integration costs, change in fair value of contingent consideration, foreign currency loss/(gain), net income/(loss) attributable to non-controlling interests, interest expense, income tax provision, other income/(expense) and equity in net (income)/loss of unconsolidated subsidiaries. Management believes that Adjusted EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in its industry because the calculation of Adjusted EBITDA generally eliminates the effects of financing, income taxes, non-cash and certain other items that may vary for different companies for reasons unrelated to overall operating performance and also believes this information is useful to investors.

The Company’s management uses Adjusted EBITDA as a measure to evaluate performance and for other discretionary purposes. In addition to the foregoing, management also uses or will use Adjusted EBITDA to measure compliance with certain financial covenants under the Company’s Senior Secured Credit Facilities, 6% Notes, 5.25% Notes and 3.625% Notes that were outstanding at September 28, 2024. However, the amounts shown above for Adjusted EBITDA differ from the amounts calculated under similarly titled definitions in the Company’s Senior Secured Credit Facilities, 6% Notes, 5.25% Notes and 3.625% Notes, as those definitions permit further adjustments to reflect certain other nonrecurring costs, non-cash charges and cash dividends from the DGD Joint Venture. Additionally, the Company evaluates the impact of foreign exchange on operating cash flow, which is defined as segment operating income (loss) plus depreciation and amortization.

DGD Adjusted EBITDA is not reflected in the Adjusted EBITDA or the Pro forma Adjusted EBITDA to Foreign Currency. DGD Adjusted EBITDA is not a recognized accounting measure under GAAP; it should not be considered as an alternative to net income or equity in net income of Diamond Green Diesel, as a measure of operating results, or as an alternative to cash flow as a measure of liquidity and is not intended to be a presentation in accordance with GAAP. The Company calculates DGD Adjusted EBITDA by taking DGD’s operating income plus DGD’s depreciation, amortization and accretion expense. Management believes that DGD Adjusted EBITDA is useful in evaluating the Company’s operating performance because the calculation of DGD Adjusted EBITDA generally eliminates non-cash and certain other items at DGD unrelated to overall operating performance and also believes this information is useful to investors. The Company calculates Darling’s Share of DGD Adjusted EBITDA by taking DGD Adjusted EBITDA and then multiplying by 50% to get Darling’s Share of DGD’s Adjusted EBITDA.

Combined Adjusted EBITDA is not a recognized accounting measurement under GAAP; it should not be considered as an alternative to net income, as a measure of operating results, or as an alternative to cash flow as a measure of liquidity. It is presented here not as an alternative to net income, but rather as a measure of the Company’s operating performance. Combined Adjusted EBITDA consists of Adjusted EBITDA plus DGD Adjusted EBITDA (Darling’s Share). When Combined Adjusted EBITDA is presented by segment, Combined Adjusted EBITDA consists of Segment Adjusted EBITDA plus DGD Adjusted EBITDA (Darling’s Share). Management believes that Combined Adjusted EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in its industry because the calculation of Combined Adjusted EBITDA generally eliminates the effects of financing, income taxes, non-cash and certain other items that may vary for different companies for reasons unrelated to overall operating performance and also believes this information is useful to investors.

Form 8-K Furnished July 25, 2024

Exhibit 99.2, page 3

5. We note you present non-GAAP financial measures of Feed Ingredients EBITDA, Food Ingredients EBITDA, Fuel Ingredients EBITDA, the respective segment adjusted EBITDA, and segment adjusted EBITDA margin in the Earnings Report Presentation before or without discussing the most directly comparable GAAP measures as segment adjusted EBITDA numbers are presented before the directly comparable GAAP measures, and segment adjusted EBITDA margins are presented without the directly comparable GAAP measures. Please revise your future disclosures to present GAAP measures with equal or greater prominence and include a reconciliation to the most directly comparable GAAP measures. Also rename the respective segment EBITDA to segment adjusted EBITDA as EBITDA is “earnings before interest, taxes, depreciation and amortization”. Refer to Items 10(e)(1)(i)(A)- (B) of Regulation S-K and Questions 102.10, 103.01, and 103.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

The Company will revise its earnings slide presentations beginning with its Q4 2024 release to present GAAP measures with equal or greater prominence and include a reconciliation of the most directly comparable GAAP measures. Since these changes will not be implemented until the Q4 2024 earnings slide presentation, the Company prepared the revised reconciliation table related to its Q2 2024 earnings as an example of such a presentation that it plans to utilize in its Q4 2024 earnings slide presentation as presented below:

Financial Performance		Q2 2024
Total Net Sales		$1,455.3 million
Net Income		$78.9 million
EPS Diluted		$0.49
Combined Adjusted EBITDA		$273.6 million

	Segment Income (Loss)	Combined Adjusted EBITDA (by Segment)
	Q2 2024	Q2 2024
Feed Ingredients Segment	$34.3 million	$122.1 million
Food Ingredients Segment	$30.3 million	$73.2 million
Fuel Ingredients Segment	$13.7 million	$96.8 million

See reconciliation of Segment Income (Loss) to (Non-GAAP) Combined Adjusted EBITDA (by Segment) on the respective segment ingredients pages attached

Additionally, as requested by the Staff, the Company will revise its earnings slide presentations beginning with its Q4 2024 release to provide tables that reconcile the difference between non-GAAP financial measures and the comparable GAAP measures as they relate to the Feed Ingredients, Food Ingredients and Fuel Ingredients segments and the respective Segment Adjusted EBITDA.

Presented below is a revised reconciliation of the Feed Segment that reconciles from segment income to Segment Adjusted EBITDA for Q2 2024 that the Company plans to follow the format of in its Q4 2024 earnings slide presentation as well as all future earnings slide presentations:

US $ (in millions, unaudited)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net Sales	$934,147	$1,141,661	$1,823,995	$2,379,155
Cost of sales & operating expenses	737,871	876,413	1,443,640	1,826,485

Gross margin	$196,276	$265,248	$380,355	$552,670

Loss (gain) on sale of assets	205	322	337	-20
Selling, general and administrative expenses	74,015	77,406	151,153	152,097
Restructuring and asset impairment charges	—	—	—	92
Change in fair value of contingent consideration	-33,122	-7,499	-58,371	-7,499
Depreciation and amortization	86,444	82,575	174,013	172,895

Segment operating income	68,734	112,444	113,223	235,105
Equity in net income of other unconsolidated subsidiaries	3,017	1,849	5,327	1,969

Segment Income	$71,751	$114,293	$118,550	$237,074

Segment Adjusted EBITDA	$122,056	$187,520	$228,865	$400,593

Raw material processed (mmts)	3.1	3.1	6.2	6.3
Reconciliation of Segment Income (Loss) to (Non-GAAP) Segment Adjusted EBITDA:
Segment Income	$71,751	$114,293	$118,550	$237,074
Equity in net income of other unconsolidated	(3,017)	(1,849)	(5,327)	(1,969)
Restructuring and asset impairment charges	—	—	—	92
Change in fair value of contingent consideration	(33,122)	(7,499)	(58,371)	(7,499)
Depreciation and amortization	86,444	82,575	174,013	172,895

Segment Adjusted EBITDA	$122,056	$187,520	$228,865	$400,593

Presented below is a revised reconciliation of the Food Segment that reconciles from segment income to Segment Adjusted EBITDA for Q2 2024 that the Company plans to follow the format of in its Q4 2024 earnings slide presentation as well as all future earnings slide presentations:

US $ (in millions, unaudited)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net Sales	$378,841	$476,093	$770,123	$872,485
Cost of sales & operating expenses	276,760	371,095	574,905	661,210

Gross margin	$102,081	$104,998	$195,218	$211,275

Loss (gain) on sale of assets	37	2	-257	-19
Selling, general and administrative expenses	28,844	33,684	60,588	66,806
Restructuring and asset impairment charges	—	896	—	5,328
Depreciation and amortization	27,372	28,445	56,240	42,918

Segment Income	$45,828	$41,971	$78,647	$96,242

Segment Adjusted EBITDA	$73,200	$71,312	$134,887	$144,488

Raw material processed (mts)	304,700	331,300	604,500	595,600
Reconciliation of Segment Income (Loss) to (Non-GAAP) Segment Adjusted EBITDA:
Segment Income	$45,828	$41,971	$78,647	$96,242
Restructuring and asset impairment charges	—	896	—	5,328
Depreciation and amortization	27,372	28,445	56,240	42,918

Segment Adjusted EBITDA	$73,200	$71,312	$134,887	$144,488

Presented below is a revised reconciliation of the Fuel Segment that reconciles from segment income to Segment Adjusted EBITDA for Q2 2024 that the Company plans to follow the format of in its Q4 2024 earnings slide presentation as well as all future earnings slide presentations:

US $ (in millions, unaudited)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net Sales	$142,304	$139,867	$281,473	$297,153
Cost of sales & operating expenses	113,790	112,194	226,542	238,980

Gross margin	$28,514	$27,673	$54,931	$58,173

Gain on sale of assets	(20)	(65)	(432)	(29)
Selling, general & administrative expenses	8,409	4,971	17,154	11,163
Depreciation & amortization	8,723	8,567	17,390	16,960
Equity in net income of Diamond Green Diesel	44,197	212,964	122,616	307,301

Segment Income	$55,599	$227,164	$143,435	$337,380

Segment Adjusted EBITDA	$20,125	$22,767	$38,209	$47,039
DGD Adjusted EBITDA (Darling’s Share)	$76,642	$247,398	$191,702	$376,721

Combined Adjusted EBITDA	$96,767	$270,165	$229,911	$423,760

Raw material processed (mt)*	362,000	346,500	718,900	696,200
Reconciliation of Segment Income (Loss) to (Non-GAAP) Segment Adjusted EBITDA:
Segment Income	$55,599	$227,164	$143,435	$337,380
Depreciation and amortization	8,723	8,567	17,390	16,960
Equity in net income of Diamond Green Diesel	(44,197)	(212,964)	(122,616)	(307,301)

Segment Adjusted EBITDA	$20,125	$22,767	$38,209	$47,039

Reconciliation of DGD Operating Income to (Non-GAAP) DGD Adjusted EBITDA:
Operating Income	$91,373	$436,481	$256,204	$636,520
Depreciation, amortization and accrued expense	61,910	58,315	127,200	116,922

DGD Adjusted EBITDA	153,283	494,796	383,404	753,442
Darling’s Share 50%	50%	50%	50%	50%

DGD Adjusted EBITDA (Darling’s Share)	$76,642	$247,398	$191,702	$376,721

As requested by the Staff, the Company will also remove reference to Segment Adjusted EBITDA margin in the Feed Ingredients historical table, the Food Ingredients historical table and the Fuel Ingredients historical table on their respective pages in our earnings slide presentation. Presented below is an example of these three segment historical tables with the EBITDA margin removed from the Company’s Q2 2024 earnings slide presentation:

Feed Segment Historical Statistics

US$ (in millions)	Q1-2023	Q2-2023	Q3-2023	Q4-2023	Total 2023	Q1-2024	Q2-2024
Net Sales	$1,237.5	$1,141.7	$1,047.8	$1,045.6	$4,472.6	$889.8	$934.1
Gross Margin	287.4	265.2	243.5	290.6	1086.7	184.1	196.3
Gross Margin %	23.2%	23.2%	23.2%	27.8%	24.3%	20.7%	21.0%
Loss (Gain) on sale of assets	(0.3)	0.3	0.8	—	0.8	0.1	0.2
SG&A	74.7	77.4	81.0	77.3	310.4	77.1	74.0
SG&A Margin %	6.0%	6.8%	7.7%	7.4%	6.9%	8.7%	7.9%
Operating Income	122.7	112.4	78.3	105.8	419.2	44.5	68.7
Segment Adjusted EBITDA	$213.1	$187.5	$161.7	$213.3	$775.6	$106.8	$122.1
Raw Material Processed (mmts)	3.2	3.1	3.1	3.1	12.5	3.1	3.1

Food Segment Historical Statistics

US$ (in millions)	Q1-2023	Q2-2023	Q3-2023	Q4-2023	Total 2023	Q1-2024	Q2-2024
Net Sales	$396.4	$476.1	$455.7	$423.8	$1,752.1	$391.3	$378.8
Gross Margin	106.3	105.0	117.5	112.7	441.5	93.1	102.1
Gross Margin %	26.8%	22.1%	25.8%	26.6%	25.2%	23.8%	26.9%
Loss (gain) on sale of assets	—	—	0.1	(8.2)	(8.2)	(0.3)	—
SG&A	33.1	33.7	31.5	30.2	128.5	31.7	28.8
SG&A Margin %	8.4%	7.1%	6.9%	7.1%	7.3%	8.1%	7.6%
Operating Income	54.3	42.0	60.5	54.9	211.6	32.8	45.8
Segment Adjusted EBITDA	$73.2	$71.3	$86.0	$90.7	$321.2	$61.7	$73.2
Raw Material Processed (mmts)	0.26	0.33	0.32	0.30	1.22	0.30	0.30

Fuel Segment Historical Statistics

US$ (in millions)	Q1-2023	Q2-2023	Q3-2023	Q4-2023	Total 2023	Q1-2024	Q2-2024
Net Sales	$157.3	$139.9	$121.7	$144.6	$563.4	$139.2	$142.3
Gross Margin	30.5	27.7	25.5	33.2	116.8	26.4	28.5
Gross Margin %	19.4%	19.8%	20.9%	23.0%	20.7%	19.0%	20.0%
Loss (gain) on sale of assets	—	(0.1)	—	—	(0.1)	(0.4)	—
SG&A	6.2	5.0	5.7	6.7	23.5	8.7	8.4
Depreciation and amortization	8.4	8.6	9.0	8.5	34.5	8.7	8.7
Equity in net income of DGD	94.3	213.0	54.4	4.7	366.4	78.4	44.2
Operating Income	110.2	227.2	65.2	22.7	425.3	87.8	55.6
Segment Adjusted EBITDA	24.3	22.8	19.8	26.5	93.4	18.1	20.1
DGD Adjusted EBITDA (Darling’s Share)	129.3	247.4	86.5	38.8	502.0	115.1	76.6
Combined Adjusted EBITDA	$153.6	$270.2	$106.3	$65.3	$595.3	$133.1	$96.8
Raw Material Processed (mmts)	0.35	0.35	0.34	0.37	1.41	0.36	0.36

Additionally, as requested by the Staff, the Company will also rename the respective Segment EBITDA to Segment Adjusted EBITDA in all respective tables and presentations.

Should you have any questions regarding the foregoing, please contact the undersigned at (202) 736-8387.

Very truly yours,

/s/ Sonia G. Barros

Sonia G. Barros

Cc:	John F. Sterling, Executive Vice President - General Counsel and Secretary, Darling Ingredients, Inc.

Brian J. Fahrney, Sidley Austin LLP